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06004182

SEC[illegible] [illegible]MISSION

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MAIL PROCESSING RECEIVED MAR 01 2006 WASH, D.C. 209 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52194

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Midas Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6280 Manchester Boulevard, Suite 145
(No. and Street)

Beuna Park	California	90621
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert J. Wilson (281) 770-9270
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Longaker, James A.
(Name – *if individual, state last, first, middle name*)

2002 Woodland Valley Drive	Kingwood	Texas	77339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Midas Securities, LLC, as of December 31, 2005, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CFO
Title

[signature]
Notary Public

KRISTI BOMAR
MY COMMISSION EXPIRES
October 3, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(o) Statement of cash Flows

(p) Independent auditor's report on the internal control

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

MIDAS SECURITIES, LLC

FINANCIAL STATEMENTS

REPORT PURSUANT TO RULE 17A – 5(d)

SEC FILE NUMBER 8-52194

DECEMBER 31, 2005

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718

CONTENTS

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITORS' REPORT

Members
Midas Securities, LLC
Houston, Texas 77027

I have audited the accompanying statement of financial condition of Midas Securities, LLC as of December 31, 2005 and the related statement of operations, changes in members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midas Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the Basic financial statements taken as a whole. The information contained on Pages 8, 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CPA

James A. Longaker, CPA

February 22, 2006

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718

MIDAS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Current assets:		
Cash	$	80,701
Commissions receivable		21,937
Other receivables		13,581
Deposit with clearing organization		100,000
Prepaid fees		42,379
Total current assets		258,598
Fixed Assets		
Equipment		436,607
Accumulated depreciation		(380,965)
Total fixed assets		55,642
Deposits and other assets		13,279
Total assets	$	327,519

LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities		
Accounts payable	$	1,270
Accrued commissions		8,326
Total liabilities		9,596
Members' Capital		317,923
Total liabilities and members' capital		327,519
	$	327,519

The accompanying notes are an integral part of the financial statements.

MIDAS SECURITIES, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2005

Commission income	$	1,079,507
Operating expenses:		
General and administrative		32,073
Clearing fees		136,899
Commissions		413,614
Dealer broker commissions		16,023
Depreciation		25,001
Management fees		426,750
Quotation fees		-
Total expenses		1,050,360
Income from operations		29,147
Other income		
Interest income		1,486
Net income (loss)	$	30,633

The accompanying notes are an integral part of the financial statements.

MIDAS SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

Year Ended December 31, 2005

Balance at January 1, 2005	$	287,290
Net income for the year ended December 31, 2005		30,633
Balance at December 31, 2005	$	317,923

The accompanying notes are an integral part of the financial statements.

MIDAS SECURITIES, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2005

Cash flows from operating activities:		
Net income (loss)	$	30,633
Adjustments to reconcile net income to net cash used for operating activities:		
Depreciation		(25,001)
(Increase)/decrease in commissions receivable		23,949
(Increase)/decrease in other receivables		(13,581)
(Increase)/decrease in prepaid fees		(29,449)
(Increase)/decrease in deposits and other assets		28,144
Increase/(decrease) in accounts payable		(1,159)
Increase/(decrease in accrued commissions		(21,517)
Total adjustments		(38,614)
Net cash provided (used) by operations		(7,981)
Net increase (decrease) in cash		(7,981)
Cash at beginning of year		38,680
Cash at end of year	$	30,699

The accompanying notes are an integral part of the financial statements.

MIDAS SECURITIES, LLC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

A. Summary of Significant Accounting Policies

Nature of Business

Midas Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is a Delaware Limited Liability Company. The Company is an introducing broker with accounts processed by Computer Clearing Services, Inc. The company provides broker dealer services to investors in Korea and Hong Kong who want to invest in the United States markets.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions are recorded on a trade-date basis as securities transactions occur.

Cash Equivalents

The Company considers as cash all liquid securities with maturities of three months or less.

Federal Income Taxes

The Company is a Limited Liability Company and has elected to be taxed as a Partnership; therefore no income taxes are owed at the Company level. All taxable income and all operating losses flow through to the members.

Property and Equipment

Property and equipment are recorded at cost. Disposals are removed at cost less accumulated depreciation and any gain or loss from disposition is reflected in current year income. Depreciation is provided over the estimated useful lives of the depreciable assets.

Net Capital

The Company is subject to a $100,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2004, the net capital was $152,295, which exceeded the required minimum capital by $52,295. The Company's ratio of aggregate indebtedness to net capital was .2 to 1 at December 31, 2004.

Possession or control requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing brokers who carries the customer accounts.

MIDAS SECURITIES, LLC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
DECEMBER 31, 2005

Member's Equity	$	317,923
Less non-allowable assets:		
Other receivables		13,581
Prepaid expenses		42,379
Fixed assets		55,642
Deposits and other assets		13,279
Total non allowable assets		124,881
Net Capital	$	193,042

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	639
Minimum dollar net capital required	$	100,000
Net capital requirement (greater of above two figures)	$	100,000
Excess net capital	$	93,042
Excess net capital at 1000%	$	192,082

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (per statement of financial condition)	$	9,596
Percentage aggregate indebtedness to net capital		5%

RECONCILIATION WITH COMPANY'S COMPUTATION

The above agrees with the Company's computation (included in Part II of Form X-17a-5)

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

Members
Midas Securities, LLC
Houston, Texas

In planning and performing my audit of the financial statements and supplemental schedules of Midas Securities, LLC. for the year ended December 31, 2005, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures used by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
Cell: 713-818-1892 • Phone: 281-358-2855 • Fax: 501-421-2718

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

CPA

James A. Longaker, CPA

February 22, 2006

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718